

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

Alison White
Chief Financial Officer
SSR Mining Inc.
7001 E. Belleview Avenue, Suite 800
Denver, CO 80237

      Re: SSR Mining Inc.
          Form 10-K and 10-K/A for the fiscal year ended December 31, 2021
          Filed February 23, 2022 and July 12, 2022
          File No. 001-35455

Dear Ms. White:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Real Estate & Construction